EXHIBIT B-2


               [Wisconsin Public Service Corporation Letterhead]


August 31, 2001



Wisconsin Power & Light Company
222 West Washington Avenue
P. O. Box 192
Madison, WI  53701-0192
Attention:  Mr. William D. Harvey

         Re:  Wisconsin River Power Company ("WRPCO") Capital Stock

Dear Bill:

                  This letter is intended to amend the letter agreement dated August 24, 2000 (the "Letter Agreement"), between Wisconsin Public Service Corporation ("WPSC") and Wisconsin Power and Light Company ("WP&L") pursuant to which WPSC granted to WP&L the option to purchase (the "Option") one-half of the shares of Capital Stock of WRPCO which WPSC was purchasing from Consolidated Water Power Company ("CWPCO") in the following respects:

                  1. The option term specified in paragraph 2 of the letter agreement (the "Option Term") is extended to December 31, 2001 at which time the Option Term will expire.

                  2. Subject to paragraph 3 hereof, the Option price will be equal to WPSC's cost for the Option Shares determined pursuant to Section 1.1(a) and (b) of the Agreement for Purchase and Sale of Stock dated as of August 24, 2000, between CWPCO and WPSC (the "Stock Purchase Agreement") as amended by the Amendment to Agreement for Purchase and Sale of Stock dated as of December 22, 2000 (the "Amendment"). Upon exercise of the Option, WP&L shall pay to WPSC (a) an amount equal to WPSC's cost of the shares pursuant to Section 1.1(a) of the Stock Purchase Agreement, as adjusted pursuant to the provisions of the Amendment, (b) that portion of the payment of additional purchase price paid by WPSC to CWPCO since January 1, 2001, pursuant to Section 1.1(b) of the Stock Purchase Agreement which is allocable to the Option Shares, and (c) at the time such additional payments are made, that portion of the payment of additional purchase price payable by WPSC pursuant to Section 1.1(b) of the Stock Purchase Agreement which is allocable to the Option Shares at such times as WPSC is required to make such additional payments of purchase price pursuant to Section 1.1(b) of the Stock Purchase Agreement.

                  3. The agreement of WP&L to promptly apply for all regulatory approvals which it requires per the purchase by it of the Option Shares shall be deemed made as of the date of this letter rather than as of the date of the Letter Agreement.

                  4. WP&L's exercise of the Option shall be subject to the condition that any governmental approval necessary for the Operating Agreement dated January 1, 2001 entered into by WRPCO, WP&L and WPSC (the "Operating Agreement"), shall have been obtained prior to WP&L's exercise of the Option, and that the Operating Agreement shall remain in full force and effect on the date that WP&L exercises the Option.

                  All capitalized terms used herein and not expressly defined herein shall have the respective meanings ascribed to them in the Letter Agreement.

                  Except as amended by this letter, the Letter Agreement hereby is in all respects confirmed and ratified.

                  If you are in agreement with the foregoing, please so indicate on the enclosed copy of this letter and return it to the undersigned.


                                         WISCONSIN PUBLIC SERVICE CORPORATION


                                         By:__________________________________
                                            Larry L. Weyers
                                            Chairman and Chief Executive Officer


                                      * * *


                  Wisconsin Power and Light Company agrees to and accepts the foregoing on the terms stated.


                                          WISCONSIN POWER AND LIGHT COMPANY


                                          By:_____________________________



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